FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2002

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Other Events

On July 18, 2002, TransAlta Corporation announced its second quarter 2002 results. A copy of the company's press release and the report for the quarter ended June 30, 2002 are attached as Exhibits 1 and 2, respectively.

In addition, on July 18, 2002, the company conducted its quarterly earnings conference call. During that call, the information contained in exhibit 99-1 was discussed and the company made the following additional statements.

The company has three clear-cut objectives: achieving top decile operating performance; growing capacity with reasonable risk profiles; and maintaining a strong balance sheet.

The company is making good progress on cost reductions. $120 million of the previously announced $150 million target has been identified, with $85 million of the savings coming from fuel and the other $35 million from overhead activities. The full benefit of these reductions are expected to show up in 2003, but the company is already seeing some positive impacts and expects to see even more in the second half of the year.

The company has stated that it has a long-term goal of having 10% of its total generation come from renewables, including wind, biomass and small generation.

The company is using its strategic alliance with MidAmerican to further develop in the U.S. It is working on asset acquisitions, with a focus in the Midwest, Northwest and Northeast regions and is looking closely at five projects totalling approximately 2500 MW.

The company mentioned that it had recently bid on a third project in Mexico, and that it continues to anticipate opportunities to build one or two new plants in the area.

The company stated that it is no longer comfortable with the risk profile needed to deliver 10 to 15% annual growth in earnings and a target return on equity of 15%. It feels that ROE in the 12 to 14% range and EPS growth of 5 to 10% per year are more realistic for the next few years and will enable the company to maintain its strong credit ratings while growing at a steady pace and increasing value to shareholders. The company further stated that it believes that earnings from operations excluding one-time items will at least match last year's, and are quite likely to hit the lower end of the 5 to 10% growth target. Furthermore, some improvement in power prices would make hitting the upper end of the target feasible.

The company stated that it expects lower margin levels currently being experienced by Energy Marketing to continue and anticipates that the business unit could contribute $20 to $30 million of EBIT in a "normal" year, with an additional $20 to $30 million that Energy Marketing generates for the assets continuing to be recorded in the Generation business unit. When questioned, the company noted that it is not likely to make dramatically more than $7 million in EBIT in each of the next two quarters.

The 248-megawatt Big Hanaford gas-fired plant will be commissioned this month. Given the recent weakness in spark spreads and the surplus of hydro generation with the strong spring run-off, the company anticipates low usage until 2003.

Overall plant availability and production for the remainder of the year are expected to be 93%; the company is on track to finish the year at a 90% average availability level.

Electricity spot prices are expected to increase somewhat from the levels seen in the first half of the year. But the oversupply situation is expected to keep prices from materially increasing in the next couple of years.

CAPEX for the year is still targeted at between $1.0 and $1.2 billion.

EXHIBITS
Exhibit I	Press Release dated July 18, 2002.
Exhibit II	Quarterly report for the three-month period ended June 30, 2002, which includes Management's Discussion and Analysis and consolidated financials statements.

 TransAlta reports strong operational plant performance in second quarter

CALGARY, Alberta (July 18, 2002)  TransAlta Corporation (TSX: TA; NYSE: TAC) today announced net earnings applicable to common shareholders of $124.9 million ($0.74 per share) for the quarter ended June 30, 2002, compared to $59.1 million ($0.35 per share) for the same quarter in 2001. Net earnings include a gain of $110.0 million ($0.65 per share) from the sale of the company's Transmission business unit. Earnings from continuing operations were $13.3 million ($0.08 per share), compared to $47.0 million ($0.28 per share) for the same period in 2001. Removing the impact of one-time charges related to the Wabamun unit four force majeure and prior period regulatory decisions, earnings from continuing operations were $38.6 million.

Financial results reflect improved plant operating performance, with availability increasing from 80.6 per cent in the second quarter of 2001 to 83.4 per cent in 2002, and production increasing by 738 gigawatt hours (GWh) to 11,251 GWh. This was offset by lower market prices for electricity and lower Energy Marketing results.

The balance sheet was further strengthened with the receipt of $850 million in cash related to the sale of the Transmission business.

"Our plant performance was strong this quarter with production and availability levels both increasing," said Steve Snyder, TransAlta's president and CEO. "We will continue to focus on cost control during this period of difficult market conditions. We will also look to use our strong balance sheet to pursue opportunities being created in this market for asset acquisitions."

Cash flow from operating activities, including changes in working capital was $119.1 million, compared to $127.9 million in second quarter 2001.

Discontinued operations in 2001 and 2002 include net earnings from the Transmission operation. Results for 2001 also include the Edmonton Composter operation.

TransAlta consolidated financial highlights
(In millions except per share amounts)	3 months ended June 30	6 months ended June 30
2002	2001	2002	2001
Amount	Per share	Amount	Per share	Amount	Per share	Amount	Per share
Revenue from continuing operations	$1,028.8	$1,552.0	$2,096.2	$2,942.6
Net earnings from continuing operations*	$ 13.3	$ 0.08	$ 47.0	$0.28	$ 53.5	$ 0.32	$ 102.9	$ 0.61
Discontinued operations	$ 1.6	$ 0.01	$ 12.1	$0.07	$ 12.8	$ 0.07	$ 23.8	$ 0.14
Gain on sale	$ 110.0	$ 0.65	-		$ 110.0	$ 0.65	-	-
Net earnings*	$ 124.9	$ 0.74	$ 59.1	$0.35	$ 176.3	$ 1.04	$ 126.7	$ 0.75
Cash flow from operating activities	$ 119.1	$ 127.9	$ 262.4	$ 518.1
* Applicable to common shareholders, net of preferred securities distributions

	3 months ended June 30		6 months ended June 30
	2002	2001	2002	2001
Availability (%)	83.4	80.6	88.0	86.1
Production (GWh)	11,251	10,513	22,685	21,753
Electricity trading volumes (MWh)	21,715	4,480	42,915	6,918
Gas trading volumes (million GJ)	28.4	94.9	88.2	107.8

(more)

In second quarter 2002, TransAlta:

Issued US$300.0 million of 10-year senior unsecured notes at a rate of 6.75 per cent in an inaugural U.S. fixed income issue.

Finalized the sale of its regulated Alberta transmission business to AltaLink. The transaction, which was announced in July 2001, closed on April 29, 2002 and generated cash proceeds of $821.0 million, for an after-tax gain of $110.0 million ($0.65 per share).

Eliminated short-term debt and completed the quarter with $150 million of available cash.

Completed installation of the scrubber at the Centralia plant to improve plant performance and fulfill environmental obligations. The planned outage included a turbine upgrade and scheduled maintenance.

Received an arbitration decision that confirmed the Wabamun unit four outage qualified as a high-impact, low probability event under the force majeure provision of the power purchase arrangements. The arbitrators also ruled that TransAlta should have returned the unit to service more quickly. As a result, the company was required to pay $38.9 million.

Signed a Memorandum of Understanding (MOU) to exclusively negotiate the purchase by TransAlta of a 50 per cent interest in EPCOR's Genesee 3 project. Also under the MOU, TransAlta and EPCOR will negotiate an agreement to jointly develop the Keephills expansion and future expansion of the Genesee plant. Negotiations will also include an option for EPCOR to purchase a 50 per cent interest in TransAlta's Sarnia Regional Cogeneration Plant and the purchase of output from a recent capacity expansion at the Sundance generation facility. Final agreements are expected to be completed in the third quarter.

Responded to three U.S. Federal Energy Regulatory Commission information requests related to Energy Marketing and the California market.

In fourth quarter 2000, TransAlta made a provision of US$29 million against US$58 million owing from the California Independent System Operator and the California Power Exchange. No change has been made to the provision due to continuing uncertainty in California.

TransAlta Corporation is Canada's largest non-regulated electric generation and marketing company, with more than $7 billion in assets and 9,000 megawatts of capacity either in operation or under construction. As one of North America's lowest-cost operators, our growth is focused on developing coal- and gas-fired generation in Canada, the U.S. and Mexico.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

 30

For more information:
Media inquiries:	Investor inquiries:
Nadine Walz	Daniel J. Pigeon
Media Relations Specialist	Director, Investor Relations
Phone: (403) 267-3655	Phone: 1-800-387-3598 in Canada and U.S.
Pager: (403) 213-7041	Phone: (403) 267-2520 Fax (403) 267-2590
Email: media_relations@transalta.com	E-mail: investor_relations@transalta.com

TRANSALTA CORPORATION

Q2 2002

Management's Discussion and Analysis

This discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of TransAlta Corporation (TransAlta or the corporation) as at and for the three and six months ended June 30, 2002 and 2001, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis contained in TransAlta's annual report for the year ended Dec. 31, 2001. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta. These statements involve known and unknown risks and relate to future events, future financial performance and projected business results. In some cases, forward-looking statements can be identified by terms such as 'may', 'will', 'believe', 'expect', 'potential', 'enable', 'continue' or other comparable terminology. These forward-looking statements are subject to a number of uncertainties that may cause actual results to differ materially from those contemplated in the forward-looking statements. Some of the factors that could cause such differences include legislative and regulatory developments that could affect revenues, costs, the speed and degree of competition entering the market, global capital markets activity, timing and extent of changes in prevailing interest rates, currency exchange rates, inflation levels, weather conditions and general economic conditions in geographic areas where TransAlta operates, including generation capacity and supply and demand for electricity and natural gas, results of financing efforts, changes in counterparty risk and the impact of accounting policies issued by Canadian and United States standard setters.

RESULTS OF OPERATIONS

The results of operations are organized by consolidated results and by business segment. TransAlta has two business segments: Generation and Energy Marketing. A third business segment, Independent Power Projects (IPP), was combined with the Generation segment effective Jan. 1, 2002, following changes to TransAlta's organizational structure. A fourth business segment, Transmission, was reclassified as a discontinued operation following the announcement on July 4, 2001 of the agreement to dispose of the business. The Transmission operation was sold on April 29, 2002. Accordingly, prior period amounts have been reclassified. Corporate overheads that are not directly attributable to discontinued operations are allocated to the business segments. The corporate group provides finance, treasury, legal, human resources and other administrative support to the business segments.

The business segments assume responsibility for their operating results measured as earnings before interest, taxes and non-controlling interests (EBIT). EBIT should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with Canadian GAAP as an indicator of the corporation's performance or liquidity. TransAlta's EBIT is not necessarily comparable to a similarly titled measure of another company. EBIT can be determined from the consolidated statements of earnings by adding prior period regulatory decisions to operating income.

HIGHLIGHTS

The following table depicts key financial results and statistical operating data:

3 months ended June 30	2002		2001
Availability	83.4%		80.6%
Production (GWh)	11,251		10,513
Electricity trading volumes (GWh)[1]	21,715		4,480
Gas trading volumes (millions of GJ)	28.4		94.9

	Amount	Per common share	Amount	Per common share
Revenues[2]	$ 1,028.8		$ 1,552.0
Net earnings from continuing operations[3]	$ 13.3	$ 0.08	$ 47.0	$ 0.28
Discontinued operations[4]	1.6	0.01	12.1	0.07
Gain on disposal of discontinued operations[4]	110.0	0.65	-	-
Net earnings applicable to common shareholders	$ 124.9	$ 0.74	$ 59.1	$ 0.35
Cash flow from operating activities	$ 119.1		$ 127.9

6 months ended June 30	2002		2001
Availability	88.0%		86.1%
Production (GWh)	22,865		21,753
Electricity trading volumes (GWh)[1]	42,915		6,918
Gas trading volumes (millions of GJ)	88.2		107.8

	Amount	Per common share	Amount	Per common share
Revenues[2]	$ 2,096.2		$ 2,942.6
Net earnings from continuing operations[3]	$ 53.5	$ 0.32	$ 102.9	$ 0.61
Discontinued operations[4]	12.8	0.07	23.8	0.14
Gain on disposal of discontinued operations[4]	110.0	0.65	-	-
Net earnings applicable to common shareholders	$ 176.3	$ 1.04	$ 126.7	$ 0.75
Cash flow from operating activities	$ 262.4		$ 518.1
[1]	2001 electricity trading volumes have been restated to conform with current reporting practices and standards.
[2] From continuing operations.
[3]	Continuing operations include the Generation and Energy Marketing segments plus corporate costs not directly attributable to discontinued operations, and are net of preferred securities distributions.
[4]

Discontinued operations include the Transmission operation and the Edmonton Composter operation. The Transmission operation was sold on April 29, 2002 and the Edmonton Composter was sold on June 29, 2001.

Net earnings from continuing operations for the three and six months ended June 30, 2002 compared to the same periods of 2001 reflect lower market prices, reduced energy marketing results and the negative impact of the Wabamun unit four arbitration decision ($38.9 million) and the prior period regulatory decision ($3.3 million), offset by increased production and availability. Second quarter production in both 2002 and 2001 was affected by planned outages at the Centralia plant. Net earnings attributable to common shareholders includes the $110.0 million ($0.65 per common share) gain on disposal of the Transmission operation, which was sold on April 29, 2002.

Cash flow from operating activities for the three months ended June 30, 2002 was $119.1 million compared to $127.9 million in the comparable period of 2001 due primarily to the negative impact of the Wabamun arbitration decision and the prior period regulatory decision, offset by collection of the Transmission accounts receivable which were retained and subsequently collected by TransAlta after the sale of the discontinued operation. For the six months ended June 30, 2002, cash flow from operating activities was $262.4 million compared to $518.1 million in 2001 for the reasons noted above, plus the impact of the timing of accounts receivable relating to the Power Pool for Alberta Generation ($170.0 million) due to deregulation on Jan. 1, 2001, and the final instalment of 2001 income taxes recorded in the first quarter of 2002 ($109.0 million).

SIGNIFICANT ONE-TIME ITEMS

Gain on disposal of discontinued operations

On April 29, 2002, TransAlta's Transmission operation was sold for proceeds of $821.0 million, of which $3.0 million remains outstanding. The proceeds excluded $31.7 million in accounts receivable, which were retained and subsequently collected by TransAlta, and $4.4 million in accounts payable. The disposal resulted in a gain on sale of $110.0 million ($0.65 per common share), net of income taxes of $32.9 million. The gain on disposal reflects management's best estimate. The final gain on sale will be adjusted to reflect actual amounts, which are expected to be finalized by Dec. 31, 2002.

Wabamun arbitration decision

On May 23, 2002, the corporation received the arbitrators' decision with respect to the 10 month outage at Wabamun unit four, which resulted from fatigue cracks within the waterwall tubing of its boiler. The arbitrators confirmed in their ruling that the outage qualified as a force majeure event, but also ruled that the corporation should have returned the unit to service more quickly. As a result of this decision, the corporation was required to pay $38.9 million.

Prior period regulatory decision

On April 16, 2002, the Alberta Energy and Utilities Board (EUB) rendered a negative decision of $3.3 million with respect to TransAlta's hydro bidding strategy in 2000. The impact of regulatory decisions is recorded when the effect of such decisions is known, without adjustment to the financial statements of prior periods. Consequently, the adjustment was recorded in the second quarter of 2002.

NEW ACCOUNTING STANDARDS

Effective Jan. 1, 2002, the corporation prospectively adopted the new Canadian Institute of Chartered Accountants (CICA) standard for goodwill and other intangibles. Under the new standard, goodwill and certain intangibles are no longer subject to amortization, but are instead tested for impairment at least annually. The adoption of this standard resulted in the reclassification of $29.3 million from acquired intangibles to goodwill, which will no longer be subject to amortization under the new standard. There was no impairment of goodwill upon adoption of this standard.

On Jan. 1, 2002, the corporation retroactively adopted the new CICA standard for stock-based compensation. The new standard requires that stock-based payments to non-employees, direct awards of stock and awards that call for settlement in cash or other assets be accounted for using the fair value method of accounting. The fair value method is encouraged for other stock-based compensation plans, but other methods of accounting, such as the intrinsic value method, are permitted. Under the fair value method, compensation expense is measured at the grant date and recognized over the service period. Under the intrinsic value method, compensation expense is determined as the difference between the market price of the underlying stock and the exercise price of the equity instrument granted. If the intrinsic value method is used, disclosure is made of earnings and per share amounts as if the fair value method had been used. The corporation has elected to use the intrinsic value method of accounting for its fixed stock option plans and its performance stock option plan. Accordingly, no compensation cost has been recognized for these plans. The impact on basic and diluted earnings per share had the fair value method been used, would have been $0.01 per common share for both the three and six months ended June 30, 2002 (2001 - $nil and $0.01 per common share).

The CICA amended its standard on foreign currency translation effective Jan. 1, 2002. The changes require that translation gains and losses arising on long-term foreign currency denominated monetary items be included in income in the current period. Previously, these gains and losses were to be amortized over the life of the related item. As TransAlta designates long-term foreign currency denominated items as hedges of net investments in foreign operations, all gains and losses arising on the translation of these items are deferred and included in the cumulative translation adjustment account in shareholders' equity, therefore this amendment has no impact on TransAlta.

DISCUSSION OF SEGMENTED RESULTS

GENERATION: Owns and operates hydro- , gas- and coal- fired plants and related mining operations, with a total generating capacity of 7,434 MW.

Effective Jan. 1, 2002, TransAlta's organizational structure changed to combine the Generation and IPP business segments into one Generation segment to improve the corporation's operational capability and reliability through the sharing of resources and best practices across all generating assets. Prior period amounts have been reclassified to reflect the combination of these segments.

	2002		2001
3 months ended June 30	Total	Per MWh	Total	Per MWh
Revenues	$ 322.6	$ 8.67	$ 543.5	$ 51.70
Fuel and purchased power	(125.5)	(11.15)	(318.2)	(30.27)
Gross margin (GM)	197.1	17.52	225.3	21.43
Operating expenses:
Operations, maintenance and administration	82.5	7.34	90.1	8.57
Depreciation and amortization	44.8	3.98	38.6	3.67
Taxes, other than income taxes	6.8	0.60	2.5	0.24
Prior period regulatory decision	3.3	0.29	-	-
EBIT before corporate allocations	59.7	5.31	94.1	8.95
Corporate allocations	17.2	1.53	19.6	1.86
EBIT	$ 42.5	$ 3.78	$ 74.5	$ 7.09

	2002		2001
6 months ended June 30	Total	Per MWh	Total	Per MWh
Revenues	$ 743.4	$ 32.51	$ 1,198.8	55.11
Fuel and purchased power	(303.5)	(13.27)	(733.7)	(33.73)
Gross margin	439.9	19.24	465.1	21.38
Operating expenses:
Operations, maintenance and administration	154.1	6.74	152.8	7.02
Depreciation and amortization	90.7	3.97	77.0	3.54
Taxes, other than income taxes	13.8	0.60	10.0	0.46
Prior period regulatory decision	3.3	0.14	-	-
EBIT before corporate allocations	178.0	7.79	225.3	10.36
Corporate allocations	33.8	1.48	40.6	1.87
EBIT	$ 144.2	$ 6.31	$ 184.7	$ 8.49

3 months ended June 30	2002		2001
	Revenue	GM	Revenue	GM
Contract	$ 292.0	$ 186.3	$ 331.6	$ 156.1
Merchant	43.9	24.0	187.9	45.2
Ancillary services and other	25.6	25.7	24.0	24.0
Wabamun arbitration decision	(38.9)	(38.9)	-	-
	$ 322.6	$ 197.1	$ 543.5	$ 225.3

6 months ended June 30	2002		2001
	Revenue	GM	Revenue	GM
Contract	$ 655.3	$ 403.1	$ 655.7	$ 182.4
Merchant	80.2	28.9	485.2	224.8
Ancillary services and other	46.8	46.8	57.9	57.9
Wabamun arbitration decision	(38.9)	(38.9)	-	-
	$ 743.4	$ 439.9	$ 1,198.8	$ 465.1

		Production (GWh)	Revenue	EBIT
3 months ended June 30, 2001		10,513	$ 543.5	$ 74.5
Wabamun arbitration decision		-	(38.9)	(38.9)
Prior period regulatory decision		-	-	(3.3)
Lower market prices		-	(205.7)	(205.7)
Lower purchased power requirements		-	-	182.3
Net improved availability and production		738	23.7	15.5
Lower fuel costs per megawatt hour		-	-	19.7
Timing of scheduled maintenance and cost reductions		-	-	7.6
Increased depreciation from 2001 capital additions		-	-	(6.2)
Higher property taxes		-	-	(4.3)
Other		-	-	1.3
3 months ended June 30, 2002		11,251	$ 322.6	42.5

		Production (GWh)	Revenue	EBIT
6 months ended June 30, 2001		21,753	$ 1,198.8	$ 184.7
Wabamun arbitration decision		-	(38.9)	(38.9)
Prior period regulatory decision		-	-	(3.3)
Lower market prices		-	(454.6)	(454.6)
Lower purchased power requirements		-	-	419.5
Net improved availability and production		1,112	38.1	23.9
Lower fuel costs per megawatt hour		-	-	26.3
OM&A cost reductions		-	-	(1.3)
Increased depreciation from 2001 capital additions		-	-	(13.7)
Higher property taxes		-	-	(3.8)
Other		-	-	5.4
6 months ended June 30, 2002		22,865	$ 743.4	$ 144.2

RESULTS: Generation's annual revenues are derived from the production of electricity, of which approximately 90 per cent are based upon contracted prices, including capacity payments, and approximately 10 per cent are subject to market pricing and from the provision of other ancillary services such as steam and system support. The percentage allocations are subject to seasonal variations. During the summer months, warmer temperatures result in reduced fuel conversion rates (heat rates) and increased hydro production from spring run-off results in lower electricity prices.

Revenues received under long-term contractual arrangements are not subject to major fluctuations in the spot price for electricity. These contracts covered approximately 90 per cent of production in the second quarter of 2002 (2001  92 per cent) at an average price of $29.67 per MWh (2001 - $29.27). The remaining ten percent of production (2001  eight per cent) was subject to market pricing at an average price of $35.73 MWh (2001 - $213.49). For the first six months of the year, these contracts covered approximately 89 per cent of total production (2001  89 per cent) at an average price of $32.27 (2001 - $34.02). The remaining 11 per cent (2001  11 per cent) was subject to market pricing at an average price of $31.31 per MWh (2001  $189.13). The fluctuations are due to the seasonal nature of the corporation's operations, as discussed above. The existing contracts have remaining terms ranging from one to 23 years.

Availability for the second quarter of 2002 was 83.4% compared to 80.6% in 2001, reflecting improved performance of the Centralia plant and the return to service of Wabamun unit four, partially offset by the impact of planned major maintenance at the Poplar Creek plant. During the second quarter of both 2002 and 2001, one of each of the two units at the Centralia plant was out of service for nine weeks for the planned installation of the scrubber and scheduled maintenance. At certain times during the second quarter of 2002, when the market price of electricity was lower than the variable costs of production at certain plants, the corporation reduced production at these plants, and purchased electricity from the market to fulfill contractual obligations. During these periods, the affected plants were available to generate the electricity if required. Availability for the first six months of 2002 was 88.0% compared to 86.1% in 2001 for the same reasons discussed above.

During the first three and six months of 2002, production totaled 11,251 GWh (2001  10,513 GWh) and 22,865 GWh (2001 - 21,753 GWh), respectively. Production arising from increased availability was partially offset by the decision to reduce production when market prices were lower than the variable costs of production as discussed above (207 GWh; 2001  nil).

Average spot electricity prices
	Q2 2001	Q2 2002	YTD 2001	YTD 2002
Alberta System Market Price (Cdn$)	$ 88.90	$ 43.84	$ 101.96	$ 39.79
Mid-Columbia Price (US$)	$ 191.84	$ 15.36	$ 227.98	$ 19.99

Average spark spreads [1]
	Q2 2001	Q2 2002	YTD 2001	YTD 2002
Alberta System Market Price vs. AECO (Cdn$)	$ 45.78	$ 16.03	$ 48.38	$ 13.41
Mid-Columbia Price vs. Sumas (US$)	$ 162.79	$ -2.45	$ 190.91	$ 2.89

[1] For a 7,000 Btu/KWh heat rate plant.

As shown in the above tables, for the three and six months ended June 30, 2002, spot prices and spark spreads (sales price less cost of fuel) in both the Alberta and Pacific Northwest markets declined substantially compared to the same periods of 2001. Within these markets, prices were softer due to reduced demand as a result of lower economic activity, increased hydro production, additional generating capacity added to these markets and lower gas prices. In addition, the first quarter of 2002 was unseasonably warm, resulting in lower gas prices and consequently lower electricity prices.

As discussed previously, the arbitrators rendered their decision in 2002 with respect to the force majeure dispute concerning the outage at Wabamun unit four. The ruling confirmed that the outage qualified under the force majeure provision of the power purchase arrangement (PPA), but ruled that TransAlta should have returned the unit to service more quickly. As a result, TransAlta was required to pay $38.9 million. The payment was recorded as a reduction of revenue.

As a result of the arbitration decision and substantially lower market prices discussed above, Generation's revenue for the second quarter of 2002 was $322.6 million ($28.67 per MWh), a decrease of $220.9 million from $543.5 million ($51.70 per MWh) for the same period in 2001. Excluding the impact of the arbitration decision, revenue for the second quarter of 2002 declined to $361.5 million ($32.13 per MWh). Revenue for the first six months of 2002 was $743.4 million ($32.51 per MWh) compared to $1,198.8 million ($55.11 per MWh). Excluding the arbitration decision, revenue for the first six months of 2002 was $782.3 million ($34.21 per MWh). The significant decline from 2001 reflects the lower market prices in 2002.

Fuel and purchased power decreased to $125.5 million ($11.15 per MWh) in the second quarter of 2002 compared to $318.2 million ($30.27 per MWh) in 2001. For the first six months of 2002, fuel and purchased power decreased to $303.5 million ($13.27 per MWh) from $733.7 million ($33.73 per MWh) in 2001. Purchased power is the cost incurred to acquire electricity from the market to fulfill contracted commitments during planned and unplanned outages. Any electricity not required to fulfill these commitments is sold back into the market at spot prices.

In the second quarter of 2001, lower availability at the Centralia plant resulted in the purchase of 505 GWh of electricity, totaling $185.3 million. Of this amount, $51.8 million was used to fulfill delivery commitments and $133.5 million was not required and sold back into the spot market. For the first six months of 2001, 1,021 GWh of electricity totaling $428.1 million was purchased, of which $205.0 million was used to fulfill delivery commitments and $223.1 million was not required and sold back into the spot market. In the second quarter and first six months of 2002, improved availability and lower market prices resulted in a reduction in purchased power costs to $3.0 million and $8.6 million, respectively.

Fuel costs, excluding purchased power, were $122.5 million ($10.89 per MWh) in the second quarter of 2002 compared to $132.9 million ($12.64 per MWh) for the same period in 2001. For the first six months of 2002, fuel costs excluding purchased power totaled $294.9 million ($12.89 per MWh) compared to $305.6 million ($14.05 per MWh) in 2001. Higher production in the second quarter of 2002 resulted in higher fuel costs ($9.3 million), however this was more than offset by cost reduction initiatives, lower transmission charges and decreased natural gas prices ($19.7 million). For the first six months of 2002, increased fuel costs resulting from higher production ($15.6 million) were more than offset by cost reductions, lower transmission charges and decreased natural gas prices ($26.3 million).

Operations, maintenance and administration (OM&A) expenses decreased in the second quarter of 2002 to $82.5 million ($7.34 per MWh) compared to $90.1 million ($8.57 per MWh) in 2001, primarily as a result of timing of maintenance expenditures and the realization of some of the benefits of cost reduction measures identified in the fourth quarter of 2001 and implemented in early 2002. In the first six months of 2002, OM&A increased to $154.1 million ($6.74 per MWh) from $152.8 million ($7.02 per MWh in 2001). The increase reflects higher business development activity to support growth initiatives offset by cost reduction benefits.

Depreciation and amortization for the second quarter of 2002 was $44.8 million ($3.98 per MWh) compared to $38.6 million ($3.67 per MWh) in 2001. For the first six months of 2002, depreciation and amortization increased to $90.7 million ($3.97 per MWh) from $77.0 million ($3.54 per MWh) in 2001. The increases reflect the effect of 2001 capital expenditures, incurred primarily on the installation of the scrubber at the Centralia plant.

The increase in taxes other than income taxes in the second quarter of 2002 relates to higher property tax assessments by local municipalities on the majority of our plants.

On April 16, 2002, the Alberta Energy and Utilities Board (EUB) rendered a negative decision of $3.3 million with respect to TransAlta's hydro bidding strategy in 2000. As the impact of regulatory decisions is recorded when the effect of such decisions is known without adjustment to the financial statements of prior periods, the adjustment was recorded in 2002 as a prior period regulatory decision.

ENERGY MARKETING: Derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives. These activities also provide critical market knowledge to help identify growth opportunities and support corporate investment decisions.
	3 months ended June 30		6 months ended June 30
	2002	2001	2002	2001
Revenues	$ 706.2	$ 1,008.5	$ 1,352.8	$ 1,743.8
Trading purchases	(692.5)	(946.8)	(1,340.2)	(1,630.9)
Gross margin	13.7	61.7	12.6
Operations, maintenance and administration	3.9	22.7	6.5
Depreciation and amortization	0.7	2.5	1.4
EBIT before corporate allocations	9.1	36.5	4.7
Corporate allocations	1.8	1.3	3.9
EBIT	$ 7.3	$ 35.2	$ 0.8	$

	Trading volumes
	Electricity (GWh)	Gas (million GJ)	Revenue	EBIT
3 months ended June 30, 2001	4,480	94.9	$ 1,008.5	$
Decreased pricing, margins and gas volumes offset by increased electricity volumes	17,235	(66.5)	(302.3)	(48.0)
Decreased operating costs	-	-	-	10.8
Lower depreciation and amortization costs	-	-	-	1.8
One-time costs associated with MEGA acquisition	-	-	-	8.0
Higher corporate allocations	-	-	-	(0.5)
3 months ended June 30, 2002	21,715	28.4	$ 706.2	$ 7.3

	Electricity (GWh)	Gas (million GJ)	Revenue	EBIT
6 months ended June 30, 2001	6,918	107.8	$ 1,743.8	$
Decreased pricing, margins and gas volumes offset by increased electricity volumes	35,997	(19.6)	(391.0)	(100.3)
Decreased operating costs	-	-	-	12.6
Lower depreciation and amortization costs	-	-	-	2.7
One-time costs associated with MEGA acquisition	-	-	-	8.0
Higher corporate allocations	-	-	-	(0.7)
6 months ended June 30, 2002	42,915	88.2	$ 1,352.8	$ 0.8

Trading sales volumes during the second quarter of 2002 increased to 21,715 GWh of electricity compared to 4,480 GWh in 2001 and decreased to 28.4 million gigajoules (GJ) of gas in 2002 compared to 94.9 million GJ in 2001. In the first six months of 2002, trading volumes were 42,915 GWh of electricity and 88.2 million GJ of gas compared to 6,918 GWh of electricity and 107.8 million GJ of gas in 2001. The increase in electricity trading volumes is a result of increased trading activities in the shorter-term market as wholesale customers re-entered the market to satisfy their physical and risk management requirements. TransAlta benefited from this increased activity as a result of its strong balance sheet and credit rating. To reduce our risk exposure, the terms of transactions were shorter than previously experienced, resulting in an increased number of transactions and volumes traded. Liquidity in the medium- to longer-term markets remained low and as a result, Energy Marketing continued to have a low level of activity in these markets. Energy Marketing's gas trading activities were significantly reduced in March 2002 due to market conditions and a decision to reduce the corporation's exposure to that market.

Revenues decreased by $302.3 million to $706.2 million in the three months ended June 30, 2002 compared to $1,008.5 million in the same period of 2001 and decreased by $391.0 million to $1,352.8 million in the six months ended June 30, 2002 compared to $1,743.8 million in the six months ended June 30, 2001 as increased electricity trading volumes were more than offset by lower market prices and the decline in gas trading activities.

Gross margin decreased to $13.7 million for the three months ended June 30, 2002 compared to $61.7 million for the same period in 2001 and decreased to $12.6 million for the six months ended June 30, 2002 from $112.9 million for the six months ended June 30, 2001. The decreases were due to significantly lower market prices, as shown in the graphs in the Generation discussion, and reduced market liquidity, particularly in the Pacific Northwest. The 2001 Pacific Northwest prices were influenced by the process of deregulation in California exacerbated by a drought in the Pacific Northwest and historically high natural gas prices.

OM&A expense for the second quarter of 2002 decreased to $3.9 million from $22.7 million in the same period of 2001 and for the six months ended June 30, 2002, decreased to $6.5 million from $27.1 million in the same period of 2001. The decreases were due primarily to decreased incentive compensation as well as one-time costs associated with the Merchant Energy Group of the Americas, Inc. (MEGA) acquisition in June 2001.

Depreciation and amortization for the second quarter decreased to $0.7 million from $2.5 million in 2001, and decreased to $1.4 million from $4.1 million in the first six months of the year, as goodwill arising from previous acquisitions, previously recorded as acquired intangibles, is no longer being amortized. This treatment is in accordance with the new accounting standard issued by the Canadian Institute of Chartered Accountants.

For the three and six months ended June 30, 2002, realized and unrealized changes in the fair value of energy trading contracts, exclusive of hedging transactions, were as follows:

	3 months ended June 30, 2002	6 months ended June 30, 2002
Realized	$ 9.3	$ 39.6
Unrealized	4.4	(27.0)
Gross margin	$ 13.7	$ 12.6

Energy Marketing's trading receivables and payables include invoiced amounts for settled transactions (realized) and the fair value of unsettled transactions prices.(unrealized). With the exception of transmission contracts, the fair value of all energy trading activities is based on quoted market prices. The fair value of transmission contracts is based on quoted market prices and a spread option valuation model. Accounts receivable and accounts payable balances at June 30, 2002 and Dec. 31, 2001 were as follows:

	Realized		Unrealized		Total
	June 30, 2002	Dec. 31, 2001	June 30, 2002	Dec. 31, 2001	June 30, 2002	Dec. 31, 2001
Accounts receivable	$ 165.6	$ 329.9	$ 415.0	$ 370.9	$ 580.6	$ 700.8
Accounts payable	$ (150.6)	$ (303.1)	$ (410.7)	$ (339.6)	$ (561.3)	$ (642.7)
Net unrealized gain			$ 4.3	$ 31.3

The net unrealized gain of $4.3 million will mature over each of the next five calendar years and thereafter as follows:

	2002	2003	2004	2005	2006	2007 and thereafter	Total
Prices actively quoted	$ (9.2)	$ 0.6	$ 1.7	$ 1.7	$ 1.7	$ 1.3	$ (2.2)
Prices based on models	5.5	1.0	-	-	-	-	6.5
Gain (loss)	$ (3.7)	$ 1.6	$ 1.7	$ 1.7	$ 1.7	$ 1.3	$ 4.3

On May 8, 2002, the U.S. Federal Energy Regulatory Commission (FERC) requested that 150 sellers of wholesale electricity and ancillary services to the California electricity market, including TransAlta, respond to questions regarding their trading strategies in California during 2000 and 2001. TransAlta has responded to the FERC request and believes it operated in accordance with all applicable laws, rules, regulations and tariffs.

On May 21 and 22, 2002, FERC issued two additional requests for information regarding 'round-trip' trading activities, to which TransAlta responded, stating that the corporation does not believe it participated in any round-trip trades during 2000 and 2001. In addition, Reliant Energy Inc. issued a statement that it engaged in round-trip trades in 1999 with MEGA. TransAlta acquired an initial 50 per cent interest in MEGA in June 2000, and acquired the remaining 50 per cent in June 2001. TransAlta contends that no round-trip trading occurred between Reliant Energy Inc. and MEGA during any period in which TransAlta had an ownership interest in MEGA. TransAlta will continue to cooperate with the regulators and supply all information requested.

On May 30, 2002, the California Attorney General's Office (CAGO) filed civil complaints in the state court of California against eight wholesale power companies, including three subsidiaries of TransAlta. The complaint alleges violations of California's unfair business practices law in connection with rates charged for wholesale electricity sales. TransAlta believes that it has complied with applicable laws in regard to this complaint. In particular, the company is of the view that the basis of the complaint is a matter of federal rather than state jurisdictions. In this regard, the company notes that FERC has previously rejected allegations made by CAGO that TransAlta's subsidiaries violated rate filing requirements. On June 26, 2002, TransAlta filed a Notice of Motion to dismiss the complaint.

In the fourth quarter of 2000, TransAlta made a provision of US$29.0 million against US$58.0 million owing from the California Independent System Operator and the California Power Exchange. No change has been made to the provision due to the continuing uncertainty in California.

NET INTEREST EXPENSE, FOREIGN EXCHANGE, OTHER EXPENSE, NON-CONTROLLING INTERESTS AND PREFERRED SECURITIES DISTRIBUTIONS

	3 months ended June 30		6 months ended June 30
	2002	2001	2002	2001
Net interest expense	$ 18.6	$ 29.4	$ 37.8	$ 63.3
Other expense (income)	(2.6)	(1.4)	(0.6)	0.1
Foreign exchange loss (gain)	(0.7)	0.8	(1.3)	0.1
Non-controlling interests	4.5	5.1	10.9	11.9
Preferred securities distributions, net of tax	5.2	3.2	10.7	6.3
	$ 25.0	$ 37.1	$ 57.5	$ 81.7

o Net interest expense (net of interest income, capitalized interest, and amounts allocated to discontinued operations) decreased to $18.6 million in the three months ended June 30, 2002 compared to $29.4 million in the comparable period of 2001. Net interest expense decreased to $37.8 million in the six months ended June 30, 2002 compared to $63.3 million in the same period of 2001. The decreases resulted from the impact of lower short-term interest rates on a higher proportion of debt, interest income earned on the deferred accounts receivable related to the discontinued Alberta Distribution and Retail operation and the Temporary Suspension Regulation decision recorded in the fourth quarter of 2001 and lower debt as a result of the receipt of the Transmission sale proceeds on April 29, 2002. Assets under construction were higher during the periods, resulting in increased capitalized interest.

o

o On June 20, 2002, the corporation issued debt of US$300.0 million under a US$1.0 billion facility filed May 14, 2002. The proceeds of the issuance were used to repay short-term debt and U.S. denominated commercial paper. The notes bear interest at 6.75 per cent and mature on July 15, 2012.

The decreases in earnings attributable to non-controlling interests in the three and six months ended June 30, 2002 compared to the comparable periods of 2001 reflect the redemption of the preferred shares of TransAlta Utilities Corporation for $121.6 million in September 2001, resulting in lower subsidiary preferred share dividends, partially offset by increased earnings from the 49.99 per cent non-controlling interest in TransAlta Cogeneration, L.P. due to the addition of the Fort Saskatchewan plant in the third quarter of 2001.

The increases in preferred securities distributions, net of tax, reflect the issuance of $175.0 million of 7.75 per cent preferred securities in November 2001.

INCOME TAXES

	3 months ended June 30		6 months ended June 30
	2002	2001	2002	2001
Income taxes	$ 11.5	$ 25.6	$ 34.0	$ 78.6
Effective tax rate	33.3%	31.6%	31.2%	39.4%

Income taxes decreased to $11.5 million in the three months ended June 30, 2002 compared to $25.6 million for the same period in 2001 and decreased to $34.0 million in the six months ended June 30, 2002 compared to $78.6 million for the same period of 2001. The decreases reflect reduced pre-tax earnings. The effective income tax rate, expressed as a percentage of earnings from continuing operations before income taxes and non-controlling interests, increased slightly to 33.3 per cent in the second quarter of 2002 from 31.6 per cent in the second quarter of 2001, and decreased to 31.2 per cent in the six months ended June 30, 2002 from 39.4 per cent in the six months ended June 30, 2001. The changes in the six months ended June 30, 2002 were due to lower earnings from higher tax rate jurisdictions, lower Alberta tax rates and as a result of the corporation's financing structures, the benefits of which do not fluctuate with earnings.

o DISCONTINUED OPERATIONS

	3 months ended June 30		6 months ended June 30
	2002	2001	2002	2001
Transmission operation	$ 1.6	$ 11.7	$ 12.8	$ 23.1
Gain on disposal of Transmission operation	110.0	-	110.0	-
Edmonton Composter operation	-	0.4	-	0.7
	$ 111.6	$ 12.1	$ 122.8	$ 23.8

On April 29, 2002, TransAlta's Transmission operation was sold for proceeds of $821.0 million, of which $3.0 million remains outstanding. The proceeds excluded $31.7 million in accounts receivable, which was retained and subsequently collected by TransAlta, and $4.4 million in accounts payable. The disposal resulted in a gain on sale of $110.0 million ($0.65 per common share), net of income taxes of $32.9 million. The gain on disposal reflects management's best estimate. The final gain on sale will be adjusted to reflect actual amounts, which are expected to be finalized by Dec. 31, 2002.

The discontinued Transmission operation contributed after-tax earnings of $1.6 million and $12.8 million in the three and six months ended June 30, 2002, respectively, and contributed after-tax earnings of $11.7 million and $23.1 million for the three and six months ended June 30, 2001.

In June 2001, TransAlta sold its Edmonton Composter for proceeds of $97.0 million, which approximated its book value. After-tax earnings from the discontinued Edmonton Composter operation were $0.4 million and $0.7 million for the three and six months ended June 30, 2001, respectively.

o FINANCIAL POSITION

The following chart outlines significant changes in the consolidated balance sheet from Dec. 31, 2001 to June 30, 2002:
	Increase/
	(Decrease)	Explanation
Cash and cash equivalents	88.5	Refer to Consolidated Statements of Cash Flows.
Accounts receivable and other	(24.9)

Decrease due to timing of receipt of Generation receivables, offset by the reclassification of the current portion of the deferred accounts receivable that arose from the August 2000 sale of the discontinued Alberta Distribution and Retail operation.

Trading accounts receivable	(120.2)	Increased electricity trading volumes were more than offset by lower prices and decreased gas trading volumes, resulting in lower outstanding accounts receivable and accounts payable balances.
Income taxes receivable	60.6	Final instalment of 2001 income taxes paid in first quarter of 2002 offset by current year provision.
Long-term receivables	(123.4)	Repayments of $7.6 million per month commenced in March 2002. Accordingly, a portion has been reclassified to current accounts receivable.
Capital assets	(282.3)	Capital expenditures and construction activity during the period offset by depreciation and the sale of the Transmission operation.
Short-term debt	(537.2)	Repayment with a portion of the proceeds on disposal of the Transmission operation.
Accounts payable and accrued	21.2	Increase due to the timing of expenditures.
Trading accounts payable	(81.4)	Increased electricity trading volumes were more than offset by lower prices and decreased gas trading volumes, resulting in lower outstanding accounts receivable and accounts payable balances.
Long-term debt (including current portion)	210.5	US$300.0 million debt issuance offset by decrease in long-term commercial paper repaid with proceeds on disposal of Transmission.
Shareholders' equity	92.2	Net earnings offset by dividends and net issuance of common shares.

STATEMENTS OF CASH FLOWS:

3 months ended June 30	2002	2001	Explanation
Cash, beginning of period	$ 100.3	$
Cash provided by (used in):
Operating activities	119.1	127.9

Lower operating earnings as a result of the impact of the Wabamun arbitration and prior period regulatory decisions offset by the collection of Transmission receivables retained after the disposal of the Transmission operation.

Investing activities	559.1	(261.1)	In 2002, proceeds on the disposal of the discontinued Transmission operation offset by capital expenditures relating to the construction of the Sarnia, Big Hanaford, Campeche and Chihuahua plants.

In 2001, capital expenditures relating primarily to the installation of the scrubber at the Centralia plant and construction of the Sarnia and Campeche plants were offset by proceeds on the disposal of the Edmonton Composter.

Financing activities	(632.6)	133.7

In 2002, the issuance of US$300.0 million in long-term debt and the proceeds on the sale of the Transmission operation discussed above were used to repay long-term commercial paper and short-term debt.

			In 2001, long-term borrowings were used primarily to repay short-term debt and to fund capital expenditures.
Translation of foreign currency cash	4.6	(6.9)
Cash, end of period	$ 150.5	$

6 months ended June 30	2002	2001	Explanation
Cash, beginning of period	$ 62.0	$
Cash provided by (used in):
Operating activities	262.4	518.1

Lower operating earnings as a result of the impact of the Wabamun arbitration and prior period regulatory decisions, timing of accounts receivable relating to the Power Pool for Alberta Generation due to deregulation on Jan. 1, 2001 ($170.0 million) and the final instalment of 2001 income taxes paid in the first quarter of 2002 ($109.0 million), offset the collection of the Transmission receivables..

Investing activities	272.1	(363.7)	In 2002, proceeds on the disposal of the Transmission operation were offset by capital expenditures relating to the construction of the Sarnia, Big Hanaford, Campeche and Chihuahua plants.

In 2001, capital expenditures relating primarily to the installation of the scrubber at the Centralia plant and construction of the Sarnia and Campeche plants were offset by proceeds on the disposal of the Edmonton Composter and the Mildred Lake plant.

Financing activities	(445.1)	(166.0)

In 2002, the issuance of US$300.0 million in long-term debt and the proceeds on the sale of the Transmission operation discussed above were used to repay long-term commercial paper and short-term debt.

			In 2001, long-term borrowings were used primarily to repay short-term debt and to fund capital expenditures.
Translation of foreign currency cash	(0.9)	(0.1)
Cash, end of period	$ 150.5	$

OUTLOOK

The key factors affecting the financial results for 2002 continue to be the availability of and production from generating assets, the pricing applicable to non-contracted production, the costs of production and Energy Marketing volume and gross margin.

Availability and production for the remainder of the year is expected to be higher than the first half of the year. The 248 MW gas-fired Big Hanaford plant is expected to be available for production in the third quarter of 2002, however actual production will be dependent on a recovery in spark spreads. The 650 MW Sarnia plant is scheduled to commence commercial operations in the first quarter of 2003.

Electricity spot prices are expected to increase from average levels experienced in the first half of the year. However expected electricity demand compared to levels of supply are expected to prevent prices from materially increasing over the next two to three years.

TransAlta is continuing its focus on reducing fuel and OM&A expenses. The areas for reductions were identified in the fourth quarter of 2001, and have been and continue to be implemented. The benefits of these initiatives are beginning to be realized, and are expected to become more apparent in the second half of the year and beyond.

Energy Marketing trading volumes are expected to continue at the level experienced in the second quarter of 2002. Short-term markets are expected to continue to be active. Liquidity in the medium- and longer-term markets has decreased, however there is a need for the types of products offered in these markets and we expect that additional creditworthy counterparties will begin to emerge and thereby increase liquidity.

Assets under construction at June 30, 2002 totalled $1,443.0 million and consisted primarily of the Big Hanaford and Sarnia plants discussed above and the 252 MW Campeche and 259 MW Chihuahua plants, which are scheduled to commence commercial operations in the first and third quarter of 2003, respectively.

In February 2002, the EUB approved the previously announced 900 MW expansion of the Keephills plant. TransAlta is now updating its feasibility study, factoring in the impact of Alberta's transmission constraints, environmental conditions placed on the approval by the EUB and market conditions. The corporation expects to announce its decision in the second half of 2002.

In May 2002, TransAlta and EPCOR Utilities Inc. (EPCOR) entered into a preliminary understanding to jointly develop the Keephills project and negotiate the purchase of a 50 per cent interest in EPCOR's Genesee 3 project. The negotiations will also include an option for EPCOR to purchase a 50 per cent interest in TransAlta's Sarnia plant and the purchase of output from a recent capacity expansion at the Sundance generation facility. Negotiations are expected to be completed in the third quarter of 2002.

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(in millions of Canadian dollars except per share amounts)
		Unaudited		Unaudited
		3 months ended June 30		6 months ended June 30
	2002	2001	2002	2001
Revenues	$ 1,028.8	$ 1,552.0	$2,096.2	$ 2,942.6
Trading purchases	(692.5)	(946.8)	(1,340.2)	(1,630.9)
Fuel and purchased power	(125.5)	(318.2)	(303.5)	(733.7)
Gross margin	210.8	287.0	452.5	578.0
Operating expenses
Operations, maintenance and administration	99.6	127.8	187.0	212.1
Depreciation and amortization	51.3	47.0	103.4	92.7
Taxes, other than income taxes	6.8	2.5	13.8	10.0
	157.7	177.3	304.2	314.8
Operating income	53.1	109.7	148.3	263.2
Other income (expense)	2.6	1.4	0.6	(0.1)
Foreign exchange gain (loss)	0.7	(0.8)	1.3	(0.1)
Net interest expense	(18.6)	(29.4)	(37.8)	(63.3)
Earnings from continuing operations before regulatory decisions,
income taxes and non-controlling interests	37.8	80.9	112.4	199.7
Prior period regulatory decisions (Note 8)	(3.3)	-	(3.3)	-
Earnings from continuing operations before income taxes
and non-controlling interests	34.5	80.9	109.1	199.7
Income taxes	11.5	25.6	34.0	78.6
Non-controlling interests	4.5	5.1	10.9	11.9
Earnings from continuing operations	18.5	50.2	64.2	109.2
Earnings from discontinued operations (Note 2)	1.6	12.1	12.8	23.8
Gain on disposal of discontinued operations (Note 2)	110.0	-	110.0	-
Net earnings	130.1	62.3	187.0	133.0
Preferred securities distributions, net of tax	5.2	3.2	10.7	6.3
Net earnings applicable to common shareholders	$ 124.9	$ 59.1	$ 176.3	$ 126.7

Common share dividends	(42.4)	(42.7)	(84.6)	(84.9)
Adjustment arising from normal course issuer bid	(18.4)	(9.2)	(22.9)	(10.8)
Retained earnings
Opening balance	843.0	850.7	838.3	826.9
Closing balance	$ 907.1	$ 857.9	$ 907.1	$ 857.9
Weighted average common shares outstanding in the period	169.2	168.8	169.7	168.6

Basic earnings per share
Continuing operations	$ 0.08	$ 0.28	$ 0.32	$ 0.61
Earnings from discontinued operations	0.01	0.07	0.07	0.14
Net earnings from operations	0.09	0.35	0.39	0.75
Net gain on disposal of discontinued operations	0.65	-	0.65	-
Net earnings	$ 0.74	$ 0.35	$ 1.04	$ 0.75

Diluted earnings per share
Earnings from continuing operations	$ 0.07	$ 0.27	$ 0.31	$ 0.59
Earnings from discontinued operations	0.01	0.07	0.07	0.14
Net earnings from operations	0.08	0.34	0.38	0.73
Net gain on disposal of discontinued operations	0.65	-	0.65	-
Net earnings	$ 0.73	$ 0.34	$ 1.03	$ 0.73

See accompanying notes.

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
		Unaudited		Unaudited
		3 months ended June 30		6 months ended June 30
	2002	2001	2002	2001
Operating activities
Net earnings	$ 130.1	62.3	$ 187.0	133.0
Depreciation and amortization	75.0	79.1	161.9	160.6
Non-controlling interests	4.5	5.1	10.9	11.9
Loss on sale of assets	0.2	-	3.0	1.0
Site restoration costs incurred	(1.4)	(2.5)	(3.1)	(3.9)
Future income taxes	14.7	2.6	17.8	(8.6)
Unrealized (gain) loss from energy marketing activities	(4.4)	(12.8)	27.0	(13.3)
Gain on disposal of Transmission operation	(110.0)	-	(110.0)	-
Other non-cash items	(5.5)	2.0	(3.1)	1.6
	103.2	135.8	291.4	282.3
Change in non-cash operating working capital balances	15.9	(7.9)	(29.0)	235.8
Cash flow from operating activities	119.1	127.9	262.4	518.1
Investing activities
Additions to capital assets	(285.4)	(308.4)	(569.0)	(469.8)
Acquisitions	-	(8.3)	-	(9.8)
Proceeds on sale of discontinued operations	818.0	97.0	818.0	157.3
Long-term receivables	30.4	(34.4)	34.7	(34.4)
Long-term investments	(2.7)	-	(5.6)	-
Other	(1.2)	(7.0)	(6.0)	(7.0)
Cash flow from (used in) investing activities	559.1	(261.1)	272.1	(363.7)
Financing activities
Net decrease in short-term debt	(752.4)	(76.6)	(537.8)	(355.7)
Issuance of long-term debt	489.5	269.2	520.4	573.2
Repayment of long-term debt	(301.6)	(0.5)	(302.8)	(271.8)
Issuance of common shares	0.7	9.1	1.6	12.0
Redemption of common shares	(19.4)	(11.9)	(33.4)	(14.0)
Distributions on preferred securities	(8.4)	(5.8)	(17.6)	(11.7)
Dividends on common shares	(29.5)	(40.5)	(57.7)	(80.5)
Deferred financing charges	(5.3)	-	(5.3)	-
Dividends to subsidiary's non-controlling preferred shareholders	-	(2.7)	-	(5.0)
Distributions to subsidiary's non-controlling limited partner	(6.2)	(6.7)	(12.5)	(12.6)
Other	-	0.1	-	0.1
Cash flow from (used in) financing activities	(632.6)	133.7	(445.1)	(166.0)
Cash flow from (used in) operating, investing and financing activities	45.6	0.5	89.4	(11.6)
Effect of translation on foreign currency cash	4.6	(6.9)	(0.9)	(0.1)
Increase (decrease) in cash and cash equivalents	50.2	(6.4)	88.5	(11.7)
Cash and cash equivalents, beginning of period	100.3	48.5	62.0	53.8
Cash and cash equivalents, end of period	$ 150.5	$ 42.1	$ 150.5	$ 42.1

See accompanying notes.

TRANSALTA CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)	June 30	Dec. 31
	2002	2001
	(Unaudited)	(Audited*)
ASSETS
Current assets
Cash and cash equivalents	$ 150.5	$ 62.0
Accounts receivable and other	414.0	438.9
Trading accounts receivable (Note 3)	580.6	700.8
Future income tax assets	21.0	16.9
Income taxes receivable	188.9	128.3
Materials and supplies at average cost	104.0	85.5
	1,459.0	1,432.4
Investments (Note 4)	44.5	37.3
Long-term receivables (Note 5)	98.0	221.4
Capital assets (Note 2)
Cost	7,812.7	8,766.7
Accumulated depreciation	(2,000.2)	(2,671.9)
	5,812.5	6,094.8
Goodwill	29.3	29.3
Future income tax assets	23.4	15.6
Other assets	64.2	47.1
Total assets	$ 7,530.9	$7,877.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	$ -	$ 537.2
Accounts payable and accrued liabilities	494.6	473.4
Trading accounts payable (Note 3)	561.3	642.7
Future income taxes	9.7	11.8
Dividends payable	42.9	42.8
Current portion of long-term debt	104.4	104.3
	1,212.9	1,812.2
Long-term debt (Note 6)	2,617.2	2,406.8
Deferred credits and other long-term liabilities	498.0	526.5
Future income tax liabilities	388.7	409.1
Non-controlling interests	280.1	281.0
Preferred securities	452.1	452.6
Common shareholders' equity
Common shares (Note 7)	1,189.5	1,170.9
Retained earnings	907.1	838.3
Cumulative translation adjustment	(14.7)	(19.5)
	2,081.9	1,989.7
Total liabilities and shareholders' equity	$ 7,530.9	$7,877.9
Contingencies (Note 9)

See accompanying notes.
* Derived from the audited Dec. 31, 2001 consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. Accounting policies

The accounting policies used in the preparation of these interim consolidated financial statements conform with those used in the corporation's most recent annual consolidated financial statements, except for accounting for goodwill, stock-based compensation, and exchange gains and losses on translation of long-term foreign currency denominated monetary items.

Effective Jan. 1, 2002, the corporation adopted on a prospective basis the new Canadian Institute of Chartered Accountants (CICA) standard for goodwill and other intangibles. Under the new standard, goodwill and certain intangibles are no longer subject to amortization, but are instead tested for impairment at least annually. The adoption of this standard resulted in the reclassification of $29.3 million from acquired intangibles to goodwill, which will no longer be subject to amortization under the new standard. There was no impairment of goodwill upon adoption of this standard.

Net income and earnings per share for the three and six months ended June 30, 2001 adjusted to exclude the amortization of the above amount are as follows:
	3 months ended June 30,	6 months ended June 30, 2001
Reported net earnings applicable to common	$ 59.1	$ 126.7
Amortization of acquired intangibles	1.6	3.1
Adjusted net earnings applicable to common	$ 60.7	$ 129.8

Reported basic earnings per share	$ 0.35	$ 0.75
Amortization of acquired intangibles per share	0.01	0.02
Adjusted basic earnings per share	$ 0.36	$ 0.77

Reported diluted earnings per share	$ 0.34	$ 0.73
Amortization of acquired intangibles per share	0.01	0.02
Adjusted diluted earnings per share	$ 0.35	$ 0.75

On Jan. 1, 2002, the corporation retroactively adopted the new CICA standard for stock-based compensation. The new standard requires that stock-based payments to non-employees, direct awards of stock and awards that call for settlement in cash or other assets be accounted for using the fair value method of accounting. The fair value method is encouraged for other stock-based compensation plans, but other methods of accounting, such as the intrinsic value method, are permitted. Under the fair value method, compensation expense is measured at the grant date and recognized over the service period. Under the intrinsic value method, compensation expense is determined as the difference between the market price of the underlying stock and the exercise price of the equity instrument granted. If the intrinsic value method is used, disclosure is made of earnings and per share amounts as if the fair value method had been used. The corporation has elected to use the intrinsic value method of accounting for its fixed stock option plans and its performance stock option plan. Accordingly, no compensation cost has been recognized for these plans. The following table provides pro forma measures of net earnings and earnings per share had compensation expense been recognized based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation:

	3 months ended June 30		6 months ended June 30
	2002	2001	2002	2001
Reported net earnings applicable to common	$ 124.9	$ 59.1	$ 176.3	$ 126.7
Compensation expense	1.0	0.5	1.7	1.0
Pro forma net earnings applicable to common	$ 123.9	$ 58.6	$ 174.6	$ 125.7

Reported basic earnings per share	$ 0.74	$ 0.35	$ 1.04	$ 0.75
Compensation expense per share	0.01	-	0.01	0.01
Pro forma basic earnings per share	$ 0.73	$ 0.35	$ 1.03	$ 0.74

Reported diluted earnings per share	$ 0.73	$ 0.34	$ 1.03	$ 0.73
Compensation expense per share	0.01	-	0.01	0.01
Pro forma diluted earnings per share	$ 0.72	$ 0.34	$ 1.02	$ 0.72

The estimated fair value of stock options issued during the three and six months ended June 30, 2002 was determined using the binomial model using the following weighted average assumptions, resulting in a weighted-average fair value of $4.25 per option (2001 - $4.35):

	2002	2001
Risk-free interest rate	5.9%	5.4%
Expected hold period to exercise (years)	7.0	7.0
Volatility in the price of the corporation's shares	28.3%	28.2%

The accounting treatment for the corporation's performance share ownership plan remains unchanged from the year ended Dec. 31, 2001. Under this plan, compensation expense recognized in the three and six months ended June 30, 2002 was $2.1 million and $4.3 million, respectively (2001 - $2.2 million and $4.3 million, respectively).

The CICA amended its standard on foreign currency translation effective Jan. 1, 2002. The changes require that translation gains and losses arising on long-term foreign currency denominated monetary items be included in income in the current period. Previously, these gains and losses were to be amortized over the life of the related item. As TransAlta designates long-term foreign currency denominated items as hedges of net investments in foreign operations, all gains and losses arising on the translation of these items are deferred and included in the cumulative translation adjustment account in shareholders' equity, therefore this amendment has no impact on TransAlta.

These interim consolidated financial statements do not include all of the disclosures included in the corporation's annual consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the corporation's most recent annual consolidated financial statements.

TransAlta's results are seasonal in nature due to the nature of the electricity market and related fuel costs.

2. Discontinued operations

On July 4, 2001, the corporation signed a purchase and sale agreement for the disposal of its Transmission operation. Regulatory approval was received on March 28, 2002. On April 29, 2002, the Transmission operation was sold for proceeds of $821.0 million, of which $3.0 million remains outstanding. The proceeds excluded accounts receivable of $31.7 million, which were retained and collected by TransAlta, and accounts payable of $4.4 million. The disposal resulted in a gain on sale of 110.0 million ($0.65 per common share), net of income taxes of $32.9 million. The gain on disposal reflects management's best estimate. The final gain on sale will be adjusted to reflect actual amounts, which are expected to be finalized by Dec. 31, 2002.

On June 29, 2001, the corporation's composter facility in Edmonton, Alberta was sold for cash proceeds of $97.0 million, which approximated its book value.

For reporting purposes, the results of the Transmission and Edmonton Composter operations have been presented as discontinued operations in the statement of earnings.

	2002	2001
3 months ended June 30	Transmission	Transmission	Edmonton Composter	Total
Revenues	$ 14.3	$ 44.0	$ 2.9	$ 46.9
Operating expenses	(10.3)	(20.8)	(2.3)	(23.1)
Operating income	4.0	23.2	0.6	23.8
Net interest expense	(0.7)	(3.0)	-	(3.0)
Earnings before income taxes	3.3	20.2	0.6	20.8
Income taxes	1.7	8.5	0.2	8.7
Earnings from discontinued operations	1.6	11.7	0.4	12.1
Gain on disposal	110.0	-	-	-
Earnings from discontinued operations	$ 111.6	$ 11.7	$ 0.4	$ 12.1

	2002	2001
			Edmonton
6 months ended June 30	Transmission	Transmissio	Composter	Total
Revenues	$ 55.8	$ 89.4	$ 6.6	$ 96.0
Operating expenses	(30.8)	(43.5)	(5.4)	(48.9)
Operating income	25.0	45.9	1.2	47.1
Net interest expense	(2.4)	(6.0)	-	(6.0)
Earnings before income taxes	22.6	39.9	1.2	41.1
Income taxes	9.8	16.8	0.5	17.3
Earnings from discontinued operations	12.8	23.1	0.7	23.8
Gain on disposal	110.0	-	-	-
Earnings from discontinued operations	$ 122.8	$ 23.1	$ 0.7	$ 23.8

At June 30, 2002, all of the corporation's discontinued operations had been sold. At Dec. 31, 2001, all of the corporation's discontinued operations had been sold with the exception of the Transmission operation. Balance sheet amounts are as follows:

	June 30, 2002	Dec. 31, 2001

Current assets	$ -	$ 36.1
Capital assets	-	637.5
Other assets	-	3.3
Current liabilities	-	(15.5)
Net assets	$ -	$ 661.4

3. TRADING ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Energy Marketing's trading receivables and payables include invoiced amounts for settled transactions (realized) and the fair value of unsettled transactions (unrealized). The realized and unrealized components of trading accounts receivable and accounts payable are as follows:

Trading accounts receivable	June 30, 2002	Dec. 31, 2001
Realized	$ 165.6	$ 329.9
Unrealized	415.0	370.9
Total	$ 580.6	$ 700.8

Trading accounts payable
Realized	$ 150.6	$ 303.1
Unrealized	410.7	339.6
Total	$ 561.3	$ 642.7

4. Investments

In January 2002, an additional $2.9 million was invested in a wind power generation company. This investment is accounted for using the equity method.

In April 2002, an additional $2.5 million was invested in a distributed generation company. This investment is accounted for using the equity method.

In April 2002, an initial $0.2 million was invested in a biomass generation company. The investment is accounted for using the cost method.

In addition, a foreign exchange gain of $1.6 million occurred during the period on the investment in the Australian gas transmission pipeline.

5. LONG-TERM RECEIVABLES

In March 2002, repayments of approximately $7.6 million per month commenced on the amount due from UtiliCorp Networks Canada that arose from the August 2000 sale of the discontinued Alberta Distribution and Retail operation. In addition, interest income of $11.6 million was received in June 2002. The amount is expected to be fully collected by December 31, 2003; accordingly, a portion has been reclassified to current accounts receivable.

6. LONG-TERM DEBT

On June 20, 2002, the corporation issued debt of US$300.0 million under a US$1.0 billion facility filed May 14, 2002. The notes bear interest at 6.75per cent, and mature on July 15, 2012. Net proceeds on the issuance were $456.9 million.

7. Common shares issued and outstanding

TransAlta Corporation is authorized to issue an unlimited number of voting common shares without nominal or par value. At June 30, 2002, the corporation had 168.0 million (Dec. 31, 2001  168.3 million) common shares issued and outstanding plus outstanding employee stock options to purchase an additional 3.6 million shares (Dec. 31, 2001  2.8 million).

In February 2002, TransAlta announced a normal course issuer bid to repurchase up to 3.0 million common shares for cancellation. 1.6 million common shares have been repurchased under normal course issuer bids in the six months ended June 30, 2002.

8. PRIOR PERIOD REGULATORY DECISION

Financial results for 2002 were affected by Alberta Energy and Utilities Board (EUB) decisions related to other reporting periods. The impact of such regulatory decisions is recorded when the effect of such decisions is known, without adjustment to the financial statements of prior periods.

On April 16, 2002, the EUB rendered a negative decision of $3.3 million with respect to TransAlta's hydro bidding strategy in 2000.

9. contingencies

In August 2000, a single thermal generating unit at the Wabamun plant was shut down due to safety concerns related to possible corrosion fatigue cracks within the waterwall tubing of its boiler. Repairs were completed late in the second quarter of 2001 and the unit returned to service in June 2001.

Since Jan. 1, 2001, the unit has been subject to the terms of a power purchase arrangement (PPA). Under the PPA's force majeure article, the corporation is not obligated to supply electricity during the period of repair, subject to confirmation by the administrator of the PPAs. Had such confirmation not occurred, the corporation would have been obligated to pay a penalty equal to the cost of obtaining an alternative source of electricity to fulfill its PPA supply obligations during the affected period. The force majeure decision went to arbitration in July 2001. On May 23, 2002, the arbitrators confirmed in their ruling that the outage qualified as a force majeure event, but also ruled that the corporation should have returned the unit to service more quickly. As a result of the decison, the corporation was required to pay $38.9 million.

On May 8, 2002, the U.S. Federal Energy Regulatory Commission (FERC) requested that 150 sellers of wholesale electricity and ancillary services to the California electricity market, including TransAlta, respond to questions regarding their trading strategies in California during 2000 and 2001. TransAlta has responded to the FERC request and believes it operated in accordance with all applicable laws, rules, regulations and tariffs.

On May 21 and 22, 2002, FERC issued two additional requests for information regarding 'round-trip' trading activities, to which TransAlta responded, stating that the corporation does not believe it participated in any round-trip trades during 2000 and 2001. In addition, Reliant Energy Inc. issued a statement that it engaged in round-trip trades in 1999 with Merchant Energy Group of the Americas, Inc. (MEGA). TransAlta acquired an initial 50 per cent interest in MEGA in June 2000, and acquired the remaining 50 per cent in June 2001. TransAlta contends that no round-trip trading occurred between Reliant Energy Inc. and MEGA during any period in which TransAlta had an ownership interest in MEGA. TransAlta will continue to cooperate with the regulators, and supply all information requested.

On May 30, 2002, the California Attorney General's Office (CAGO) issued a press release which stated that CAGO had filed civil complaints in the state court of California against eight additional wholesale power companies, including TransAlta. The press release alleges violations of California's unfair business practices law in connection with rates charged for wholesale electricity sales. TransAlta believes that it has complied with applicable laws in regard to this complaint. In particular, the company is of the view that the basis of the complaint is a matter of federal rather than state jurisdictions. In this regard, the company notes that FERC has previously rejected allegations made by CAGO that TransAlta's subsidiaries violated rate filing requirements. On June 26, 2002, TransAlta filed a Notice of Motion to dismiss the complaint.

10. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

11. SEGMENTED DISCLOSURES

Effective Jan. 1, 2002, the Generation and Independent Power Projects business segments were combined into one Generation segment to reflect changes in TransAlta's organizational structure. Prior period amounts have been reclassified.

I) Earnings information

3 months ended June 30, 2002	Generation	Energy	Corporate	Totals
Revenues	$ 322.6	$ 706.2	$ -	$ 1,028.8
Trading purchases	-	(692.5)	-	(692.5)
Fuel and purchased power	(125.5)	-	-	(125.5)
Gross margin	197.1	13.7	-	210.8
Operations, maintenance and administration	82.5	3.9	13.2	99.6
Depreciation and amortization	44.8	0.7	5.8	51.3
Taxes, other than income taxes	6.8	-	-	6.8
Prior period regulatory decisions (Note 8)	3.3	-	-	3.3
EBIT before corporate allocations	59.7	9.1	(19.0)	49.8
Corporate allocations	17.2	1.8	(19.0)	-
EBIT	$ 42.5	$ 7.3	$ -	$ 49.8
Other income				2.6
Foreign exchange gain				0.7
Net interest expense				(18.6)
Earnings from continuing operations before income taxes and non-controlling interests				$ 34.5

3 months ended June 30, 2001	Generation	Energy	Corporate	Totals
Revenues	$ 543.5	$ 1,008.5	$ -	$ 1,552.0
Trading purchases	-	(946.8)	-	(946.8)
Fuel and purchased power	(318.2)	-	-	(318.2)
Gross margin	225.3	61.7	-	287.0
Operations, maintenance and administration			15.0
Depreciation and amortization
Taxes, other than income taxes	2.5	-	-	2.5
EBIT before corporate allocations	94.1	36.5	-20.9	109.7
Corporate allocations	19.6	1.3	(20.9)	-
EBIT	$ 74.5	$ 35.2	$ -	$ 109.7
Other income				1.4
Foreign exchange loss				(0.8)
Net interest expense				(29.4)
Earnings from continuing operations before income taxes and non-controlling interests				$ 80.9

6 months ended June 30, 2002	Generation	Energy Marketing	Corporate	Totals
Revenues	$ 743.4	$ 1,352.8	$ -	$ 2,096.2
Trading purchases	-	$ (1,340.2)	-	(1,340.2)
Fuel and purchased power	(303.5)	-	-	(303.5)
Gross margin	439.9	12.6	-	452.5
Operations, maintenance and administration	154.1	6.5	26.4	187.0
Depreciation and amortization	90.7	1.4	11.3	103.4
Taxes, other than income taxes	13.8	-	-	13.8
Prior period regulatory decisions (Note 8)	3.3	-	-	3.3
EBIT before corporate allocations	178.0	4.7	(37.7)	145.0
Corporate allocations	33.8	3.9	(37.7)	-
EBIT	$ 144.2	$ 0.8	$ -	145.0
Other income				0.6
Foreign exchange gain				1.3
Net interest expense				(37.8)
Earnings from continuing operations before income taxes and non-controlling interests

6 months ended June 30, 2001	Generation	Energy Marketing	Corporate	Totals
Revenues	$ 1,198.8	$ 1,743.8	$ -	$ 2,942.6
Trading purchases	-	(1,630.9)	-	(1,630.9)
Fuel and purchased power	(733.7)	-	-	(733.7)
Gross margin	465.1	112.9	-	578.0
Operations, maintenance and administration	152.8	27.1	32.2
Depreciation and amortization	77.0	4.1
Taxes, other than income taxes	10.0	-	-	10.0
EBIT before corporate allocations	225.3	81.7	(43.8)
Corporate allocations	40.6	3.2	(43.8)	-
EBIT	$ 184.7	$ 78.5	$ -	263.2
Other expense				(0.1)
Foreign exchange loss				(0.1)
Net interest expense				(63.3)
Earnings from continuing operations before income taxes and non-controlling interests				$

II. Selected balance sheet information
		Energy		Discontinued
June 30, 2002	Generation	Marketing	Corporate	Operations	Total
Segment assets	$ 6,140.7	$ 619.5	$ 770.7	$ -	$ 7,530.9

Dec. 31, 2001 (audited)
Segment assets	$ 5,862.9	$ 729.1	$ 609.0	$ 676.9	$ 7,877.9

III. Selected cash flow information
		Energy		Discontinued
3 months ended June 30, 2002	Generation	Marketing	Corporate	Operations	Total
Capital expenditures	$ 272.0	$ 0.4	$ 4.5	$ 8.5	$ 285.4

3 months ended June 30, 2001
Capital expenditures	$ 262.0	$ 37.6	$ 0.8	$ 8.0	$ 308.4

6 months ended June 30, 2002
Capital expenditures	$ 539.3	$ 1.7	$ 6.2	$ 21.8	$ 569.0

6 months ended June 30, 2001
Capital expenditures	$ 409.0	$ 37.9	$ 2.0	$ 20.9	$ 469.8

IV. Reconciliation

Depreciation and amortization expense (D&A) per statement of cash flows

	3 months ended June 30		6 months ended June 30
	2002	2001	2002	2001
D&A expense for reportable segments	51.3	47.0	103.4	92.7
Discontinued operations	3.9	10.9	15.6	23.9
Mining equipment depreciation, included in fuel and purchased power		9.4	19.1	18.8
Site restoration accrual, included in fuel and purchased power	10.7	10.5	21.6	21.0
Other	0.1	1.3	2.2	4.2
	75.0	79.1	161.9	160.6

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Ken Stickland

(Signature)

Ken Stickland, Executive Vice President, Legal

Date: July 19, 2002